Exhibit 99.1

【Note】 This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Ticker: MRM
March 29, 2022

Kouji Eguchi
CEO and Representative Director MEDIROM Healthcare Technologies Inc.
2-3-1 Daiba, Minato-ku,
Tokyo, Japan, 135-0091

Dear Shareholders:

Notice of Resolution of the 22nd Ordinary General Meeting of Shareholders
held on March 29, 2022

MEDIROM Healthcare Technologies Inc. hereby notifies you that the following resolutions were made at the 22nd Ordinary General Meeting of Shareholders held today.

Details of the Report and Resolutions

1. Matters to be resolved:

Proposal 1: To elect five (4) directors

Kouji Eguchi, Fumitoshi Fujiwara, Tomoya Ogawa, and Akira Nojima were elected as directors as originally proposed, and each assumed office. Mr. Tomoya Ogawa and Mr. Akira Nojima are outside directors.

Proposal 2: To elect one (1) corporate auditor

Toshiaki Komatsu was elected as a corporate auditor as originally proposed, and each assumed office.

Proposal 3: To grant of retirement benefits to retiring corporate auditor

This item was approved and passed as proposed.

For further information, please contact our Investor Relations.

■	Contacts
Investor Relations Team: ir@medirom.co.jp

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